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                           APPLICATION FOR WITHDRAWAL

                                       OF

                             REGISTRATION STATEMENT


Issuer:  Source Media, Inc.

Registration Statement:   Registration Statement on Form S-1
                          (No. 333-16883) (the "Registration
                          Statement")

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, Source Media, Inc., a Delaware corporation (the "Registrant"), hereby makes application to withdraw the above-referenced Registration Statement. The Registration Statement was filed by the Registrant with the Commission on November 27, 1996. The Registrant requests the withdrawal of the Registration Statement due to a change in its financing plans.

                                      SOURCE MEDIA, INC.



                                      By:/s/ TIMOTHY P. PETERS
                                         --------------------------
                                           Timothy P. Peters,
                                           Chief Executive Officer
                                           and Agent for Service